UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLS Holdings USA, Inc.

(Name of Issuer)
Common Stock
 (Title of Class of Securities)
12565J100

(CUSIP Number)

Jeffrey I. Binder
c/o CLS Holdings USA, Inc.
1435 Yarmouth Street
Boulder, Colorado  80304
(888) 438-9132

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

May 31, 2017
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .
      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12565J100	Page 2 of 5

1	NAMES OF REPORTING PERSONS Jeffrey I. Binder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		7,734,908 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,734,908 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,734,908 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)
Reflects 6,848,708 shares owned by Mr. Binder and 886,200 shares issuable upon the conversion of a convertible promissory notes and demand convertible notes issued to Mr. Binder.  Excludes shares issuable upon the conversion of interest accrued and accruing under the outstanding convertible promissory note and demand convertible notes issued to Mr. Binder.

(2)
Calculated on the basis of 33,739,144 shares of Common Stock, consisting of the 22,035,984 shares outstanding as of May 31, 2017, plus 10,816,960 shares to be issued as a result of the conversions of convertible promissory notes that are the basis for this report, plus 886,200 shares issuable upon conversion of a convertible promissory note and demand convertible notes issued to Mr. Binder.

CUSIP No. 12565J100	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER

Title of Class of Securities

Common Stock $.0001 par value (the “Common Stock”)

Name and Address of Issuer

CLS Holdings USA, Inc. (the “Issuer” or the “Company”)
1435 Yarmouth Street
Boulder, Colorado 80304

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Jeffrey I. Binder.  Mr. Binder is a citizen of the United States. The principal business of Mr. Binder is acting as the Chairman, President and Chief Executive Officer of the Company.  Since 2008, Mr. Binder has also served as founder, Chairman and President of Power 3 Network, Inc., a company that develops websites and back offices for home-based businesses.  The principal business address of Mr. Binder is 11767 S. Dixie Highway, Suite 115, Miami, Florida 33156.

During the past five years, Mr. Binder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds for the acquisition of the promissory notes that were converted into the Common Stock was the personal funds of Mr. Binder.

ITEM 4.	PURPOSE OF TRANSACTIONS

The purpose of the transactions was to provide working capital to the Company and to increase Mr. Binder’s beneficial ownership by converting existing convertible loans into additional shares of Common Stock, which he plans to hold for investment purposes.  Mr. Binder may make additional convertible loans to the Company, for working capital purposes, until such time as the Company commences generating revenues.

Except as set forth above, Mr. Binder has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Mr. Binder individually owns and exercise sole voting and dispositive power over 6,848,708 shares of Common Stock.  In addition, Mr. Binder may be deemed to be the beneficial owner of an additional 886,200 shares of Common Stock underlying a convertible note and demand convertible notes held by him.  Collectively, these shares represent approximately 22.9% of the outstanding shares of Common Stock of the Issuer, calculated on the basis of the 33,739,144 shares of Common Stock, which consists of 22,035,984 shares outstanding as of May 31, 2017, as reported, plus 10,816,960 shares that will be issued as a result of the conversions of convertible notes that are the basis of this report, plus 886,200 shares issuable upon conversion of a convertible promissory note and demand promissory notes owned by Mr. Binder.

(c) During April and May 2017, Mr. Binder loaned the Company an additional $65,050 pursuant to demand convertible loans.  These loans bear interest at 10% per annum and are convertible at $0.25 per share but the balance of the terms of such loans have not yet been agreed upon.  All of these loans were made in private transactions in the United States and were made for the purpose of providing the Company with working capital, including funds required to repay loans from unrelated third parties.  The exact dates of the loans and amount loaned on each such date are as follows:  April 3, 2017 - $49,700; April 4, 2017 - $350; and May 3, 2017 - $15,000.

Mr. Binder did not effect any other transactions in any class of equity securities of the Issuer in the sixty days prior to the filing of this statement.

CUSIP No. 12565J100	Page 4 of 5

(d) Inapplicable.

(e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 12565J100	Page 5 of 5

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2017
/s/ Jeffrey I. Binder
Jeffrey I. Binder